Filed pursuant to 424(b)(3)
Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 3 DATED AUGUST 15, 2016

TO THE PROSPECTUS DATED APRIL 21, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 21, 2016 (the “Prospectus”), as supplemented by Supplement No. 2, dated July 22, 2016. This Supplement supersedes and replaces Supplement No. 1, dated May 5, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to provide an update concerning the anticipated termination of this offering. The following updates the information in Section A of Supplement No. 2:

Our board of directors has determined that we will cease new sales of primary offering shares at the earlier to occur of either (i) December 21, 2016 or (ii) the date on which we raise approximately $500 million of additional gross proceeds from the sale of primary offering shares. If our board of directors determines, in its sole discretion, to terminate the sale of primary shares pursuant to this offering earlier or later than the dates set forth above, we will notify stockholders by filing a supplement to this prospectus with the SEC.

Additionally, our board of directors has determined to reallocate $325 million in shares previously allocated to the distribution reinvestment plan portion of this offering to the primary portion of this offering. We plan to continue to offer shares pursuant to our distribution reinvestment plan following the cessation of the sale of primary shares in this offering. We reserve the right to reallocate the shares further between the primary portion of this offering and the distribution reinvestment plan.

S-1